06006071

AB 3/27/06

10 3/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Mountain Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway Suite 1802
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Montalbano (212) 509-0313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman LLP
(Name – *if individual, state last, first, middle name*)

One Linden Place (Address) Great Neck (City) NY (State) 11021-2640 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH, D.C. 152 SECTION

PROCESSED MAY 15 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Montalbano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Mountain Capital LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JAMES H. BUCK JR.
Notary Public, State of New York
No. 52-4723301
Qualified in Suffolk County
Certificate Filed in Manhattan County
Commission Expires April 30, 2006

Notary Public

Signature

CEO/PRES

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITE MOUNTAIN CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND INDEPENDENT AUDITOR'S REPORT

AND REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2005

WHITE MOUNTAIN CAPITAL, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND INDEPENDENT AUDITOR'S REPORT AND REPORT ON INTERNAL ACCOUNTING CONTROL
DECEMBER 31, 2005

INDEX	**PAGE**
Financial Statements:	
Independent Auditor's Report	1
Statement of Financial Condition as of December 31, 2005	2
Statement of Income and Members' Equity for the year ended December 31, 2005	3
Statement of Cash Flows for the year ended December 31, 2005	4
Notes to Financial Statements	5-9
Supplementary Information Required By Rule 17a-5 of the Securities and Exchange Commission:	
Independent Auditor's Report	10
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5	12-13

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT

Members and Directors of
White Mountain Capital, LLC

We have audited the accompanying statement of financial condition of White Mountain Capital as of December 31, 2005, and the related statements of operations and member's equity and cash flows for the year ended December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Mountain Capital, LLC at December 31, 2005 and the results of its operations and its cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 10, 2006
Great Neck, New York

WHITE MOUNTAIN CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Due from Clearing House	$ 668,151
Due from Affiliates	52,011
Deposits with Clearing Houses	100,258
Property and Equipment-Net (Note 2)	9,091
Prepaid Expenses and Other Assets	32,016
	$ 861,527

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Securities Sold, Not Yet Purchased, at Market Value	$ 263,665
Bank Overdraft	19,868
Accounts Payable and Accrued Expenses (Note 3)	167,626
	451,159
Commitments and Contingencies (Notes 3, 4, 5, 6, 7, 8, 9, 10 and 12)	
Members' Equity	410,368
	$ 861,527

See accompanying notes to financial statements.

WHITE MOUNTAIN CAPITAL, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Firm trading income, net	$ 668,144
Commissions	1,287,390
Interest and dividends	85,314
Total Revenues	2,040,848
Direct Expenses:	
Commissions	602,920
Floor brokerage and clearance charges	594,967
Short dividends	36,615
Margin interest	13,743
Compensation, payroll taxes and benefits	314,584
Total Direct Expenses	1,562,829
Indirect Expenses	930,889
Total Expenses	2,493,718
Net Loss	(452,870)
Members' Equity:	
Beginning of Year	863,238
End of Year	$ 410,368

See accompanying notes to financial statements.

WHITE MOUNTAIN CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED THROUGH DECEMBER 31, 2005

Cash Flows From Operating Activities:	
Net Loss	$(452,870)
Adjustments to reconcile net income to cash:	
Depreciation	4,371
Changes in assets and liabilities:	
Decrease in marketable securities inventory, at market value	141,272
Decrease in due to clearing house	515,888
Decrease in prepaid expenses and other assets	(5,629)
Decrease in accounts payable and accrued liabilities	14,642
Increase in securities sold, not yet purchased, at market value	(2,520)
Decrease in due to clearing houses	(349,214)
Increase in bank overdraft	19,868
Net Cash Provided By Operating Activities	114,192
Cash Flows From Investing Activities:	
Acquisition of property and equipment	(4,460)
Net Cash Used By Investing Activities	(4,460)
Net Decrease in Cash	(118,652)
Cash, beginning of year	118,652
Cash, end of year	$ -
Supplemental Disclosure of Cash Flows Information	
Cash Paid During the Period For:	
Interest	$ 13,743
Taxes	$ 500

See accompanying notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Business Organization and Description

White Mountain Capital, LLC (the "Company") is a securities broker and also earns commissions on sales of subscriptions in Mutual Funds and Annuity Contracts. The Company also engages in proprietary trading of equity securities. The Company's customers are primarily located in the New York City metropolitan area. The Company will continue in operation as provided for in the Operating Agreement. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of less than three months at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, marketable securities, accounts payable and accrued expenses approximate their respective fair values at December 31, 2005.

Securities Transactions

Marketable security positions, which consist primarily of institutional mortgage-backed securities and asset-backed securities, are valued at the lower of cost or market. Securities not readily marketable are valued at fair value as determined by management.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

Impairment of Long-Lived Assets

The Company investigates potential impairments of its long-lived assets when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

Revenue Recognition

Generally accepted accounting principles require that trading profits and losses, commission income and related expenses be recorded on a trade date basis unless the difference between trade date and settlement date is immaterial. Agent placement fees are recognized in the period earned.

Income Taxes

The Company was organized as a limited liability company, and accordingly, no provision is required for federal and state income taxes. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership and the income of the Company is taxed to the members.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and libilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than as allocations of net income.

Note 2 - Property and Equipment - Net

Property and equipment consist of the following at December 31, 2005

Furniture and fixtures	$ 6,330
Computer equipment and software	28,891
	35,221
Less: Accumulated depreciation	26,130
	$ 9,091

Depreciation charged to income was $4,371 during the year ended December 31, 2005.

Note 3 - Related Party Transactions

The Company is a member of a group of affiliated entities in the financial services industry. The Company earns commission income from an affiliated investment partnership (IP) as well as from officers and employees of companies in the affiliated group, and their family members. In connection with the Company's broker agreement, under certain circumstances, the Company also earns fees on the IP's short cash balances held at the broker and on the margin interest paid by the IP to the broker. The Company also had a service agreement with an affiliate which provided for the use of office facilities and personnel by the Company. This agreement was discontinued in December, 2005.

Note 3 - Related Party Transactions (continued)

Transactions and balances with affiliates and other related parties are as follows:

Due from affiliates	$ 52,011
Commission income	$ 280,691
Rent expense	$ 22,000

Note 4 - Membership Interests

The Company's membership interest consists of three classes. All classes share in the Company's profits and losses. Class A and B also have voting rights. Upon dissolution of the Company, each holder of Class B units is entitled to receive, distributions equal to the total amount of initial capital contributed. The holders of Class A units are entitled to the remaining assets. (See Note 12)

Note 5 - Financial Instruments With Off Balance Sheet Risk

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 - Securities Sold Short

The Company is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost of the Company to acquire these securities may exceed the liability reflected in the financial statements. In addition, the Company is required to maintain collateral with the broker to secure these short positions.

Note 7 - Leases

In November, 2005, the Company entered into an operating lease for office space in New York City, which expires in June, 2007. The lease required minimum annual rentals. Future minimum annual rentals under these leases are approximately as follows:

Year Ending December 31,	Amount
2006	64,000
2007	32,000
	$ 96,000

Prior to November, 2005 the Company rented space from an affiliated entity (See Note 3). Rent expense for the year ended December 31, 2005 was $32,240 .

Note 8 - Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2005, the Company had net capital of $252,908, which was $152,908 in excess of its required net capital of $100,000. The Company's ratio of Aggregate Indebtedness to Net Capital was to .74 to 1.

Note 10 - Contingencies

The Company is a party to various claims in the ordinary course of business. Management believes that the aggregate impact of such claims, if any, will not have a material impact on the financial position, results of operations, or liquidity of the Company.

Note 10 - Contingencies (continued)

On February 6, 2006, the Company was notified by the Regional Counsel of National Association of Securities Dealers (NASD) that recommendation for formal disciplinary actions were forwarded to the NASD Department of Enforcement for alleged membership violations arising initially out of a August, 2003 NASD examination. This examination had been ongoing until May 2005. Disciplinary actions could result in fines and/or sanctions against the Company and its principals. As of the date of this report, no disciplinary actions have been taken by NASD Department of Enforcement against the Company or its principals. The Company has engaged counsel to proceed with settlement of these matters. Each party has asserted that there is no basis to predict the outcome of this matter.

Note 11 - Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Note 12 - Subsequent Events

On January 19, 2006, the holder of the Class B sold all of the units owned to a new investor group consisting of current Class A holders, employees and new investors for $450,000.

In January, 2006 the Company entered into an agreement with its clearing broker for a $200,000 subordinated loan, which will expire in March, 2008. The proceeds for the subordinated loan are expected to be received in March, 2006 and will be part of the Company's net capital.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Members and Directors
White Mountain Capital, LLC

We have audited the accompanying financial statements of White Mountain Capital, LLC for the year ended December 31, 2005 and have issued our report thereon dated February 10, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for purposes of additional analysis, and is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 10, 2006
Great Neck, New York

WHITE MOUNTAIN CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Schedule I

Net Capital:	
Total shareholders' equity per statement of financial condition	$ 410,368
Deductions - nonallowable assets:	
Due from affiliate	52,011
Property and equipment, net	9,091
Other assets	32,016
Total Nonallowable assets	93,118
Haircuts on trading securities	64,342
Total Net Capital (Note 10)	$ 252,908
Aggregate Indebtedness:	
Bank overdraft	$ 19,868
Accounts payable and accrued expenses	167,626
Total Aggregate Indebtedness	$ 187,494
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of $187,494)	$ 12,500
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital (Note 10)	$ 152,908
Ratio of aggregate indebtedness to net capital (Note 10)	.74 to 1

The reconciliation of net capital as reported in the Company's December 31, 2005 Part III (audited) FOCUS Report has not been included in these financial statements as such amount is immaterial.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Members and Directors
White Mountain Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of White Mountain Capital, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by White Mountain Capital, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis - Noreman LLP

Kamler, Lewis & Noreman LLP

February 10, 2006
Great Neck, New York